Annual Report

Cover Page

Name of issuer:

Neighborhood Sun Benefit Corp

Legal status of issuer:

> Form: Other
>
> Other (specify):   Public Benefit Corporation
>
> Jurisdiction of Incorporation/Organization: MD
>
> Date of organization: 11/3/2016

Physical address of issuer:

8455 Colesville Rd., Suite 1025,
Silver Spring MD 20910

Website of issuer:

http://neighborhoodsun.solar

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$7,889,187.00	$8,355,618.00
Cash & Cash Equivalents:	$232,621.00	$735,234.00
Accounts Receivable:	$696,429.00	$620,671.00
Short-term Debt:	$377,657.00	$1,979,538.00
Long-term Debt:	$149,900.00	$149,900.00
Revenues/Sales:	$4,889,506.00	$1,906,242.00
Cost of Goods Sold:	$2,316,881.00	$742,342.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,622,860.00)	($2,754,645.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Neighborhood Sun Benefit Corp

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kim Kolt	Founder	For Good Ventures	2021
Wilson Chang	Investor	Hudson Sustainable Investments	2021
William Bumpers	Investor	Self	2017
Gary Skulnik	Clean energy executive	Neighborhood Sun	2016
Ian Sneed	Director of Operations	Galt Power	2020
Shari Friedman	Managing Director	Eurasia Group	2023
Meirav Azoulay	Specialty Finance Executive	Hudson Sustainable Group	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Gary Skulnik	Vice President	2016

Gary Skulnik	President	2016
Gary Skulnik	Secretary	2016
Gary Skulnik	CEO	2016
Gary Skulnik	Treasurer	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
	No principal security holders.	

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan,

please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an uncollapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions, and product innovation and third-party partnerships. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine our damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brand and reputation.

As we expand, we will encounter states with different regulatory environments. Some states are utility monopolies and others are deregulated. Different regulatory environments could increase our compliance costs and hinder our growth goals. Certain states may also introduce legislation hostile to the solar industry.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from our subscriptions and from ongoing customer management fees. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the shareholders. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected

The Company has made certain assumptions about the solar marketplace in order to create financial projections for the business. Our industry is highly competitive. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors and changes buying habits of our potential client base. In order to mitigate the risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently researches publicly available information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

New entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect this to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. Also, the Company's future success may depend of the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third-party contractors this could adversely affect our business, financial condition, and operating results.

Although experienced entrepreneurs lead the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company.

We rely heavily on our customers and could lose some of our customers, which could be detrimental to our Company. We will also have to continue to attract new customers to assure growth.

Our future funding requirements will depend on many factors, including but not limited to the following:
* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into
which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development and manufacturing;

* Sales and marketing efforts to bring our products to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and,
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company is an early stage company incorporated as a Benefit Corporation on 11/3/2016. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets.

In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by them for capital needs for their operations are reasonable, but until operations have continued for a period of time it will be impossible to determine the accuracy of such estimates. No assurance determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

Other constituencies. Neighborhood Sun is a Maryland Benefit Corp. as such increasing shareholder value is only one aim. The purpose of a benefit corporation is to create a general public benefit. A general public benefit is defined as "a material, positive impact on society and the environment, as measured by a third-party standard, through activities that promote a combination of specific public benefits." A third party-standard is the standard for defining, reporting, and assessing best practices in the corporate social and environmental performance.

When carrying out their duties our board of directors may consider pertinent factors or the interests of other groups the directors deem appropriate to consider. Moreover, our directors shall consider five factors in determining what the director reasonably believes to be in the best interests of the benefit corporation. They are:

*The stockholders of the benefit corporation;

*The employees and workforce of the benefit corporation and the subsidiaries and suppliers of the benefit corporation;

*The interests of customers as beneficiaries of the general or specific public benefit purposes of the benefit corporation;

*Community and societal considerations, including those of any community in which offices or facilities of the benefit corporation or the subsidiaries or suppliers of the benefit corporation are located; and
*The local and global environment.

Purchasers will not become equity holders until the Company decides to convert the Securities or until other events occur as defined in the Convertible Note. Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion or as otherwise may occur per the Convertible Note. In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers may not have voting rights, even upon conversion of the Securities; upon the conversion of the Convertible Note as defined in the Convertible Note holders of the converted securities may be required to enter into a proxy to ensure any statutory voting rights are voted by the Lead Investor. Purchasers may not have the right to vote upon matters of the Company even if and when their Securities are converted.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Equity securities acquired upon conversion may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at this time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing or favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

There is no present market for the Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution event or bankruptcy of the Company, Purchasers may not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the

Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially newer companies, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series AA Preferred			

Preferred Stock	1,199,790	1,192,012	Yes ⌄
Common Stock	3,490,666	2,037,381	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	103,495
Options:	138,500

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	US SBA
Issue date	06/16/20
Amount	$149,900.00
Outstanding principal plus interest	$159,410.00 as of 04/30/24
Interest rate	3.75% per annum
Maturity date	06/07/50
Current with payments	Yes

Loan

Lender	Amalgamated Bank
Issue date	11/02/23
Amount	$240,000.00
Outstanding principal plus interest	$240,000.00 as of 04/22/24
Interest rate	9.5% per annum
Maturity date	11/04/24
Current with payments	Yes

The loan is backed by a dollar for dollar cash collateral deposit of our CEO, Gary Skulnik.

Loan

Lender	Galt Power

Lender	[illegible]
Issue date	02/29/24
Amount	$177,000.00
Outstanding principal plus interest	$179,655.00 as of 03/31/24
Interest rate	18.0% per annum
Maturity date	04/01/25
Current with payments	Yes

Loan

Lender	Intuit
Issue date	02/29/24
Amount	$125,000.00
Outstanding principal plus interest	$120,608.00 as of 03/30/24
Interest rate	18.0% per annum
Maturity date	03/02/26
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2020	Regulation D, Rule 506(b)	Preferred stock	$600,000	General operations
9/2021	Regulation Crowdfunding	SAFE	$998,191	General operations
11/2021	Section 4(a)(2)	Convertible Note	$117,049	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$1,895,000	General operations
9/2022	Regulation Crowdfunding	Convertible Note	$878,723	General operations
5/2023	Regulation D, Rule 506(b)	Preferred stock	$1,499,900	General operations
12/2023	Regulation D, 506(c)	Convertible Note	$30,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Gary Skulnik
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	12/10/19
Outstanding principal plus interest	$0.00 as of 12/30/21
Interest rate	1.2% per annum
Maturity date	12/31/20
Current with payments	Yes
Relationship	CEO

Name	Wilson Chang
Amount Invested	$117,049.00
Transaction type	Convertible note
Issue date	11/02/21
Interest rate	4.0% per annum
Discount rate	21.43%
Maturity date	11/03/22
Converted	Yes
Valuation cap	$27,500,000.00
Relationship	Shareholder

Name	Exvor Capital II LLC
Amount Invested	$117,049.00
Transaction type	Loan
Issue date	11/02/21
Outstanding principal plus interest	$0.00 as of 11/02/22
Interest rate	4.0% per annum
Maturity date	11/03/22
Relationship	Shareholder

Name	Galt Power
Amount Invested	$177,000.00
Transaction type	Loan
Issue date	02/29/24
Outstanding principal plus interest	$179,655.00 as of 03/31/24
Interest rate	18.0% per annum
Maturity date	04/01/25
Current with payments	Yes
Relationship	Shareholder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

A tech-enabled community solar platform dramatically expanding solar access.

Our CEO, Gary Skulnik, has been passionate about fighting climate change for most of his adult life. Joining forces with CTO John Wilson, and CRO Thom Smith, we've got a team that wants to disrupt the utility model through technology while bringing in hundreds of thousands of people into the clean energy future.

Neighborhood Sun runs the Sun Engine(tm) advanced software platform, which provides customer acquisition and management to connect thousands of residents to community shared solar projects. Our team of 25+ is dedicated to bringing the promise of solar to everyone, not just the select few.

We want to be a national company with more than 300,000 customers as part of our distributed utility of the future. Community solar is the start for us, because it helps fight climate change and save people money, but we are excited to expand into related clean energy business lines.

Milestones

Neighborhood Sun Benefit Corp was incorporated in the State of Maryland in November 2016.

Since then, we have:

- $4.8MM in revenue in 2023 (257% increase) YoY

- 100% increase in community solar farms under management

- 136 community solar farms under management across 7 states

- Massive increase in productivity in 2023 through implementation of automations in SunEngine

- Diverse and experienced team with proven ability for cross-departmental collaboration

- Mission-Driven Certified B Corp with leading scores across the entire community solar industry

- Proven fundraising abilities, with more than $1.9MM successfully raised through Wefunder

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $4,889,506 compared to the year ended December 31, 2022, when the Company had revenues of $1,906,242. Our gross margin was 52.62% in fiscal year 2023, compared to 61.06% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $7,889,187, including $232,621 in cash. As of December 31, 2022, the Company had $8,355,618 in total assets, including $735,234 in cash.

- *Net Loss.* The Company has had net losses of $1,622,860 and net losses of $2,754,645 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $1,225,157 for the fiscal year ended December 31, 2023 and $2,594,454 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,081,949 in debt, $16,154,000 in equity, $2,883,723 in convertibles, and $1,093,191 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Neighborhood Sun Benefit Corp cash in hand is $435,223, as of April 2024. Over the last three months, revenues have averaged $366,326/month, cost of goods sold has averaged $176,349/month, and operational expenses have averaged $291,800/month, for an average burn rate of $101,823 per month. Our intent is to be profitable in 18 months.There have been no material changes in our business or financials since the date that our financial statements cover.

In Q4 of 2024, we expect to generate approximately $2M in revenues and incur roughly $2.3M of expenses.

We are not yet profitable. We believe we can reach profitability if we have the necessary resources to support growth and to reach 400 megawatts under management (as opposed to the current 225 megawatts). We have contracts for another 85 megawatts so we expect to be at 300 megawatts in 12 months and get to 400 not long afterwards. The funding we need in order to support this growth is at least $1.5MM. We do not expect to get all of this through Wefunder and have other sources of capital that we will be pursuing.

Aside from Wefunder, we are raising capital in parallel from accredited investors through a private round. This includes our current shareholders as well as new relationships we've developed. We are also looking at family offices and other institutional investors. Additionally, we can pursue other lines of credit if necessary.

All projections in the above narrative are forward-looking

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Gary Skulnik, certify that:

(1) the financial statements of Neighborhood Sun Benefit Corp included in this Form are true and complete in all material respects ; and

(2) the financial information of Neighborhood Sun Benefit Corp included in this Form reflects accurately the information reported on the tax return for Neighborhood Sun Benefit Corp filed for the most recently completed fiscal year.

Gary Skulnik
~~CEO~~

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's

goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://neighborhoodsun.solar/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Gary Skulnik
Gary Skulnik
Ian Sneed
Kim Kolt
Meirav Azoulay
Shari Friedman
William Bumpers
Wilson Chang

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    Neighborhood Sun Convertible Note April 2022

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

Appendix D: Director & Officer Work History

    Gary Skulnik

    Gary Skulnik

    Ian Sneed

    Kim Kolt

    Meirav Azoulay

    Shari Friedman

    William Bumpers

    Wilson Chang

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Neighborhood Sun Benefit Corp

By

Gary Skulnik

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Gary Skulnik

CEO
5/7/2024

William M Bumpers

Board Chair
5/7/2024

Meirav Azoulay

Director
5/7/2024

Anne Sharon (Shari) Friedman

Board Seat
5/7/2024

Kimberly Kolt

Board Seat
5/7/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.